Exhibit 99.17

JamesHardie™

James Hardie Industries plc
1st Floor, Block A,
One Park Place,
Upper Hatch Street, Dublin 2,
D02 FD79, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

11 July 2025

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 10 July 2025.

Regards

Aoife Rockett

Aoife Rockett
Company Secretary

This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Howard Heckes (USA), Gary Hendrickson (USA), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

NOTICE OF NOTIFIABLE INTEREST IN THE RELEVANT SHARE CAPITAL OF JAMES HARDIE INDUSTRIES PLC (THE “COMPANY”) IN FULFILMENT OF AN OBLIGATION ARISING UNDER CHAPTER 4 OF PART 17 OF THE COMPANIES ACT 2014 10th July 2025 James Hardie Industries plc 1st Floor, Block A One Park Place Upper Hatch Street Dublin 2 D02 FD79 Ireland James Hardie Industries plc (the “Company”) Dear Sir/Madam, This notification relates to the ordinary shares of the Company and is given in fulfillment of the obligations imposed by Sections 1048 to 1050 and otherwise by Chapter 4 of Part 17 of the Companies Act 2014. Morgan Stanley (the “Parent Company”) hereby notifies you that on 3rd July 2025 it had a total interest in 9,190,678 shares (2.14%) of the Company. The identity of the interested party to which its notification relates (so far as known to Morgan Stanley) is set out in Part 1 of the attached schedule. The controlled undertakings set out under Part 2 of the attached schedule, each a wholly owned subsidiary of the Parent Company, also gives notice that on 3rd July 2025 it had a direct interest in the shares of the Company. The identity of the interested parties (so far as known to Morgan Stanley) and the number of shares in which they had a direct interest, is also set out under Part 2 of the attached schedule. Yours faithfully, Nga Macrow, Vice President ____________________________________ For and on behalf of Morgan Stanley and the “Morgan Stanley Group Companies”

SCHEDULE PART 1 Name of Registered Holder(s) No. of Shares Morgan Stanley [9,190,678] shares c/o The Corporation Trust Company (DE), Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, USA PART 2 1. Morgan Stanley & Co. LLC [4,081,657] shares c/o The Corporation Trust Company (DE), Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, USA 2. Morgan Stanley & Co. International plc. [3,632,176] shares Legal and Compliance Department, 25 Cabot Square Canary Wharf London E14 4QA, UNITED KINGDOM 3. Prime Dealer Services Corp. [508,197] shares c/o The Corporation Trust Company (DE), Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, USA 4. Morgan Stanley Bank, N.A. [968,362] shares 201 South Main Street, 5th Floor, Salt Lake City, Utah 84111, USA

5. Morgan Stanley Smith Barney LLC [286] shares c/o The Corporation Trust Company (DE), Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, USA